                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13G/A
                     Under the Securities Exchange Act of 1934

                                 Amendment No.: 12

                                   Media 100 Inc.
                           ------------------------------
                                  (Name of Issuer)

                      Common Stock, par value $0.01 per share
                      ---------------------------------------
                           (Title of Class of Securities)

                                    58440W 10 5
                           ------------------------------
                                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required by the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

     Alfred A. Molinari, Jr.       S.S.: ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [  ]
     (b)  [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER:       1,026,549

6.   SHARED VOTING POWER:     0

7.   SOLE DISPOSITIVE POWER:  1,026,549


                                 Page 1 of 3 Pages

8.   SHARED DISPOSITIVE POWER:     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,026,549

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [x]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 12.4%

12.  Type OR REPORTING PERSON:  IN

Item 1(a).  Name of Issuer:

            Media 100 Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            290 Donald Lynch Boulevard, Marlboro, Massachusetts 01752

Item 2(a).  Name of Person Filing:

            Alfred A. Molinari, Jr.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            100 Locke Drive, Marlboro, Massachusetts 01752

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share

Item 2(e).  CUSIP Number:

            58440W 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable

Item 4.     Ownership*

            (a).  Amount Beneficially Owned:    1,026,549  (1)

            (b).  Percent of Class:   12.4%

            (c).  Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 1,026,549 shares (1)


                                 Page 2 of 3 Pages

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of:

                        1,026,549  (1)

               (iv) shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class:

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable

Item 9.     Notice of Dissolution of Group:

            Not Applicable

Item 10.    Certification:

            Not Applicable

---------------------
*     Notes to Item 4:

      1. Does not include 17,614 shares owned by Mr. Molinari's wife, as to which Mr. Molinari disclaims beneficial ownership.

                                     SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   By:       /s/ Alfred A. Molinari, Jr.
                                        -----------------------------------
                                        Name:    Alfred A. Molinari, Jr.

February 9, 1998


                                 Page 3 of 3 Pages